April 12, 2017

Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC  20549

Re:         Allianz Life Insurance Company of New York
Post-Effective Amendment No. 1 to the Registration Statement on Form S-1
File No. 333-213126

Dear Sir/Madam:

Pursuant to Rule 461 under the Securities Act of 1933, the Registrant, Allianz Life Insurance Company of New York and the principal underwriter, Allianz Life Financial Services, LLC, respectfully request that the effective date of the above-referenced Post-Effective Amendment, filed on April 12, 2017, be accelerated and that the Amendment be declared effective on April 21, 2017, or as soon thereafter as may be practicable.

If you have any questions or comments, please feel free to contact Stewart Gregg at 763/765-2913 or stewart.gregg@allianzlife.com.

Sincerely,

Allianz Life Insurance Company of New York

By:     /s/ Stewart D. Gregg
_______________________________________
      Stewart D. Gregg, Senior Counsel

Allianz Life Financial Services, LLC

By:   /s/ Kristine M. Lord-Krahn
     ______________________________________________
     Kristine M. Lord-Krahn,Chief Legal Officer and Secretary

Allianz Life Insurance Company of North America, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297